200 Vesey Street, 20th Floor,

New York, NY 10281

Telephone: 212-912-2736

Fax: 888-325-9109

www.lockelord.com

William L. Barnard

Direct Telephone: 212-912-2739

Direct Fax: 888-325-9109

william.barnard@lockelord.com

October 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi and Christian Windsor

Re:	Abacus Life, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed September 29, 2023
File No. 333-274553

Dear Aisha Adegbuyi and Christian Windsor:

On behalf of our client, Abacus Life, Inc. (the “Company” or “Abacus”), we are writing to submit the Company’s responses to your comment letter dated October 10, 2023.

The Company has filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), reflecting the Company’s responses to the comment received by the Staff. For ease of reference, the comment is printed below in bold, followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

October 30, 2023

Form S-1 filed September 29, 2023

Liquidity and Capital Resources, page 60

1. We note your response to prior comment 2 related to the restrictive covenants under the Owl Rock credit facility and that the new notes sold in this offering will be used to retire the Owl Rock facility. In your disclosure, you state that among the reasons for this offering is to lessen the covenant burdens on Abacus compared to the Owl Rock facility. Revise this section, or another appropriate section of the amended S-1 to disclose that you are currently in compliance with the financial covenants as of a recent date.

Response:

Please see page 30 of Amendment No. 2 which includes the following additional language:

“The Company affirms that it is currently in compliance with the net leverage ratio, liquid asset coverage ratio, and all other requirements under the Owl Rock Credit Facility.”

* * *

Please contact me at (212) 912-2739 or Rob Evans at (212) 912-2728 with any questions or further comments regarding our responses to your comments.

Sincerely,

/s/ William L. Barnard

William L. Barnard

Locke Lord LLP

cc: Jay Jackson, Abacus Life, Inc.

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